# SEMPRA ENERGY
## Table F (Unaudited)

*Statement of Operations Data by Business Unit*

**Three Months Ended September 30, 2010**

| (Dollars in millions) | SDG&E | SoCalGas | Commodities | Generation | Pipelines & Storage | LNG | Consolidating Adjustments, Parent & Other | Total |
|---|---|---|---|---|---|---|---|---|
| Revenues | $ 811 | $ 776 | $ 24 | $ 269 | $ 77 | $ 183 | $ (24) | $ 2,116 |
| Cost of Sales and Other Expenses | (505) | (564) | (28) | (180) | (55) | (150) | 13 | (1,469) |
| Litigation Expense | (12) | - | - | (2) | - | (2) | (1) | (17) |
| Depreciation & Amortization | (96) | (78) | - | (16) | (11) | (13) | (4) | (218) |
| Equity Earnings (Losses) Recorded Before Income Tax | - | - | (281) | (1) | 10 | - | (1) | (273) |
| Other Income (Expense), Net | (2) | 2 | - | 2 | 55 | 2 | 7 | 66 |
| Income (Loss) Before Interest & Tax [1] | 196 | 136 | (285) | 72 | 76 | 20 | (10) | 205 |
| Net Interest (Expense) Income [2] | (39) | (16) | 4 | 2 | (6) | (12) | (41) | (108) |
| Income Tax (Expense) Benefit | (56) | (42) | 147 | (18) | (23) | (3) | 27 | 32 |
| Equity Losses Recorded Net of Income Tax | - | - | - | - | (4) | - | - | (4) |
| Losses Attributable to Noncontrolling Interests | 5 | - | - | - | - | - | 1 | 6 |
| Earnings (Losses) | $ 106 | $ 78 | $ (134) | $ 56 | $ 43 | $ 5 | $ (23) | $ 131 |

**Three Months Ended September 30, 2009**

| (Dollars in millions) | SDG&E | SoCalGas | Commodities | Generation | Pipelines & Storage | LNG | Consolidating Adjustments, Parent & Other | Total |
|---|---|---|---|---|---|---|---|---|
| Revenues | $ 773 | $ 662 | $ 24 | $ 250 | $ 98 | $ 68 | $ (22) | $ 1,853 |
| Cost of Sales and Other Expenses | (518) | (457) | (23) | (167) | (73) | (60) | (2) | (1,300) |
| Litigation Expense | (2) | - | - | - | (1) | - | - | (3) |
| Depreciation & Amortization | (81) | (73) | - | (14) | (13) | (10) | (5) | (196) |
| Equity Earnings (Losses) Recorded Before Income Tax | - | - | 105 | 4 | 18 | - | (4) | 123 |
| Other Income (Expense), Net | 1 | (1) | - | (1) | - | - | 25 | 24 |
| Income (Loss) Before Interest & Tax [1] | 173 | 131 | 106 | 72 | 29 | (2) | (8) | 501 |
| Net Interest (Expense) Income [2] | (30) | (15) | (1) | 1 | (4) | (8) | (36) | (93) |
| Income Tax (Expense) Benefit | (53) | (42) | (30) | (30) | 9 | 10 | 8 | (128) |
| Equity Earnings Recorded Net of Income Tax | - | - | - | - | 20 | - | - | 20 |
| (Earnings) Losses Attributable to Noncontrolling Interests | 18 | - | - | - | - | - | (1) | 17 |
| Earnings (Losses) | $ 108 | $ 74 | $ 75 | $ 43 | $ 54 | $ - | $ (37) | $ 317 |

[1] Management believes "Income (Loss) before Interest & Tax" is a useful measurement of our business units' performance because it can be used to evaluate the effectiveness of our operations exclusive of interest and income tax, neither of which is directly relevant to the efficiency of those operations.

[2] Net Interest (Expense) Income includes Interest Income, Interest Expense and Preferred Dividends of Subsidiaries.

# SEMPRA ENERGY
## Table F (Unaudited)

***Statement of Operations Data by Business Unit***

**Nine Months Ended September 30, 2010**

| (Dollars in millions) | SDG&E | SoCalGas | Commodities | Generation | Pipelines & Storage | LNG | Consolidating Adjustments, Parent & Other | Total |
|---|---|---|---|---|---|---|---|---|
| Revenues | $ 2,245 | $ 2,792 | $ 73 | $ 806 | $ 262 | $ 554 | $ (74) | $ 6,658 |
| Cost of Sales and Other Expenses | (1,468) | (2,175) | (73) | (591) | (187) | (409) | 41 | (4,862) |
| Litigation Expense | (12) | (1) | (20) | (143) | (1) | (4) | (3) | (184) |
| Depreciation & Amortization | (283) | (230) | - | (47) | (32) | (38) | (13) | (643) |
| Equity Earnings (Losses) Recorded Before Income Tax | - | - | (290) | (2) | 32 | - | (6) | (266) |
| Other Income (Expense), Net | (18) | 8 | 1 | 9 | 53 | 2 | 27 | 82 |
| Income (Loss) Before Interest & Tax [(1)] | 464 | 394 | (309) | 32 | 127 | 105 | (28) | 785 |
| Net Interest (Expense) Income [(2)] | (103) | (50) | 3 | - | (13) | (36) | (118) | (317) |
| Income Tax (Expense) Benefit | (131) | (132) | 167 | 19 | (36) | (19) | 47 | (85) |
| Equity Earnings Recorded Net of Income Tax | - | - | - | - | 42 | - | - | 42 |
| Losses Attributable to Noncontrolling Interests | 34 | - | - | - | - | - | - | 34 |
| Earnings (Losses) | $ 264 | $ 212 | $ (139) | $ 51 | $ 120 | $ 50 | $ (99) | $ 459 |

**Nine Months Ended September 30, 2009**

| (Dollars in millions) | SDG&E | SoCalGas | Commodities | Generation | Pipelines & Storage | LNG | Consolidating Adjustments, Parent & Other | Total |
|---|---|---|---|---|---|---|---|---|
| Revenues | $ 2,136 | $ 2,276 | $ 50 | $ 792 | $ 328 | $ 125 | $ (57) | $ 5,650 |
| Cost of Sales and Other Expenses | (1,443) | (1,696) | (49) | (551) | (376) [(3)] | (141) | (9) | (4,265) |
| Litigation Adjustment (Expense) | 6 | (2) | - | - | (2) | (1) | (1) | - |
| Depreciation & Amortization | (239) | (220) | - | (43) | (32) | (23) | (11) | (568) |
| Equity Earnings (Losses) Recorded Before Income Tax | - | - | 384 | (2) | 39 | - | (10) | 411 |
| Other Income, Net | 45 | 4 | - | - | - | 1 | 47 | 97 |
| Income (Loss) Before Interest & Tax [(1)] | 505 | 362 | 385 | 196 | (43) | (39) | (41) | 1,325 |
| Net Interest Expense [(2)] | (78) | (49) | (7) | (1) | (10) | (12) | (91) | (248) |
| Income Tax (Expense) Benefit | (141) | (115) | (104) | (76) | 26 | 32 | 51 | (327) |
| Equity Earnings Recorded Net of Income Tax | - | - | - | - | 59 | - | - | 59 |
| (Earnings) Losses Attributable to Noncontrolling Interests | (9) | - | - | - | 32 | - | (1) | 22 |
| Earnings (Losses) | $ 277 | $ 198 | $ 274 | $ 119 | $ 64 | $ (19) | $ (82) | $ 831 |

[(1)] Management believes "Income (Loss) before Interest & Tax" is a useful measurement of our business units' performance because it can be used to evaluate the effectiveness of our operations exclusive of interest and income tax, neither of which is directly relevant to the efficiency of those operations.

[(2)] Net Interest Expense (Income) includes Interest Income, Interest Expense and Preferred Dividends of Subsidiaries.

[(3)] Includes $132 million write-off of long-lived assets.